Exhibit 99.1

CBD and Éxito Announce Spin-Off Details

São Paulo, Brazil and Envigado, Colombia, August 8, 2023 – Companhia Brasileira de Distribuição (B3: PCAR3; NYSE: CBD) (“CBD”) and Almacenes Éxito S.A. (“Éxito”) announce details of the spin-off of a portion of CBD’s stake in Éxito, representing approximately 83% of the outstanding common shares of Éxito, to the shareholders of CBD (the “Spin-Off”).

As previously disclosed to the market, on July 25, 2023, the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form 20-F (the “Registration Statement”) relating to the Spin-Off, pursuant to the terms described in the Registration Statement. On August 8, 2023, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia – SFC) approved the transfer of the Éxito common shares that will be the subject of the Spin-Off.

The Spin-Off was previously approved by the shareholders of CBD at an extraordinary shareholders’ meeting held on February 14, 2023.

In connection with the Spin-Off, CBD will distribute 1,080,556,276 Éxito common shares – in the form of Brazilian Depositary Receipts, each representing four Éxito common shares (“Éxito BDRs”), and American Depositary Shares, each representing eight Éxito common shares (“Éxito ADSs”) – to holders of common shares of CBD and holders of American Depositary Shares, each representing one CBD common share (“CBD ADSs”), on a pro rata basis for no consideration. Following the Spin-Off, CBD will retain approximately 13% of the outstanding common shares of Éxito.

Each holder of CBD common shares will receive one newly-issued Éxito BDR for each CBD common share held at close of trading on August 22, 2023 (the “Brazilian Record Date”), on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Beginning on August 23, 2023, Éxito BDRs are expected to commence trading on a standalone basis on the B3 under the ticker symbol “EXCO”. On that date, CBD common shares will trade on the B3 “ex-distribution,” without the right to receive Éxito BDRs in the Spin-Off. The credit of Éxito common shares in Brazil is expected to occur on August 25, 2023 (the “Brazilian Distribution Date”).

Each holder of CBD ADSs will be entitled to receive one newly-issued Éxito ADS for every two CBD ADS held at close of trading on August 23, 2023 (the “ADS Record Date”), on the New York Stock Exchange (“NYSE”). The distribution of Éxito ADSs is expected to occur on August 28, 2023 (the “ADS Distribution Date”).

Éxito ADSs are expected to begin trading on a “when-issued” basis on the NYSE from market open on August 23, 2023 and continue up to and including August 28, 2023, under the ticker symbol “EXTO WI”. Trades in the “when-issued” market are expected to settle on August 31, 2023. Éxito ADSs are expected to commence “regular-way” trading on a standalone basis on the NYSE at market open on August 29, 2023, under the ticker symbol “EXTO”. Trades in the “regular-way” market are expected to settle within the standard settlement cycle, which is the second business day after the trade.

With respect to CBD ADSs, we expect that there will be two markets, as follows:

•	CBD ADS “regular-way” market (NYSE: CBD): CBD ADSs that trade in the “regular-way” market will trade with “due bills,” which are entitlements to Éxito ADSs to be distributed in the Spin-Off. Any holders of CBD ADSs who sell CBD ADSs the “regular-way” from August 22, 2023 and continue up to and including August 28, 2023 will also be selling their right to receive Éxito ADSs in connection with the Spin-Off. Trades in the “regular-way” market are expected to settle within the standard settlement cycle, which is the second business day after the trade.
•	CBD ADSs “ex-distribution” market (NYSE: CBD WI): CBD ADSs that trade in the “ex-distribution” market will trade without an entitlement to Éxito ADSs to be distributed in the Spin-Off. Any holders of CBD ADSs as of the ADS Record Date who sell CBD ADSs in the “ex-distribution” market from August 23, 2023 and continue up to and including August 28, 2023 will still receive Éxito ADSs in connection with the Spin-Off. Trades in the “ex-distribution” market are expected to settle on August 31, 2023.

JPMorgan Chase Bank, N.A., as CBD ADS depositary, has suspended the issuance and cancellation of CBD ADSs through the close of business on August 30, 2023. This means that during this time, holders of CBD ADSs will not be able to surrender their CBD ADSs and receive underlying CBD common shares, and holders of CBD common shares will not be able to deposit their CBD common shares and receive CBD ADSs. However, the closing of the issuance and cancellation books does not impact trading, and holders of CBD ADSs may continue to trade their CBD ADSs during this period.

Holders of CBD common shares or CBD ADSs will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Éxito common shares or Éxito ADSs in the Spin-Off, except that if you hold CBD ADSs through DTC, you will be required to pay an issuance fee of US$0.03 per Éxito ADS issued to JPMorgan Chase Bank, N.A., as Éxito ADS depositary, in order to receive Éxito ADSs.

In addition, through October 2, 2023, the Éxito BDR depositary and the Éxito ADS depositary will waive the Éxito BDR and Éxito ADS issuance and cancellation fees, respectively. This means that up to and including October 2, 2023, holders of Éxito ADSs will be able to convert their Éxito ADSs into Éxito common shares or Éxito BDRs and holders of Éxito BDRs will be able to convert their Éxito BDRs into Éxito common shares or Éxito ADRs without paying issuance or cancellation fees to the respective depositaries.

Holders of CBD common shares and CBD ADSs are encouraged to consult with their financial and tax advisors regarding the specific implications of the Spin-Off, including the specific implications of buying or selling CBD ADSs on or before the ADS Distribution Date and the U.S. federal, state and local or foreign tax consequences, as applicable, of the Spin-Off.

The Registration Statement includes information regarding the Spin-Off, the separation of CBD and Éxito, as well as other important information. The Registration Statement is available on the SEC’s website at www.sec.gov and on Éxito’s website at www.grupoexito.com.co/en.

Special Notice Regarding Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that reflect the current expectations of the management of CBD and Éxito. These statements include, but are not limited to, statements about the completion of the Spin-Off, timing of “when-issued” and “regular-way” trading and trading on the NYSE and the B3 and other non-historical matters. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause the actual results to differ materially from those indicated in our forward looking statements. You are cautioned not to put undue reliance on such forward-looking statements. Neither CBD nor Éxito undertakes any obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.